Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements and the related prospectuses:

(1)	Registration Statement (Form S-8 No. 333-161079) of Stereotaxis, Inc. pertaining to the Stereotaxis, Inc. 2002 Stock Incentive Plan and the Stereotaxis, Inc. 2009 Employee Stock Purchase Plan

(2)	Registration Statement (Form S-8 No. 333-186124) of Stereotaxis, Inc. pertaining to the Stereotaxis, Inc. 2012 Stock Incentive Plan

(3)	Registration Statement (Form S-3 No. 333-192606) of Stereotaxis, Inc. pertaining to the registration of up to $75 million of the Stereotaxis, Inc.’s common stock, preferred stock, debt securities, warrants, and/or units of our report dated March 27, 2014, with respect to the financial statements and schedule of Stereotaxis, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2013.

/s/ Ernst & Young LLP

St. Louis, Missouri

May 2, 2014